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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                          MCWHORTER TECHNOLOGIES, INC.
                            (Name of Subject Company)

                          MCWHORTER TECHNOLOGIES, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                (And Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                    582803102
                      (CUSIP Number of Class of Securities)

                               JEFFREY M. NODLAND
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MCWHORTER TECHNOLOGIES, INC.
                             400 EAST COTTAGE PLACE
                         CARPENTERSVILLE, ILLINOIS 60110
                                 (847) 428-2657
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    on Behalf of the Person Filing Statement)

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                                 With Copies To:


                Warren B. Grayson                      R. Scott Falk, Esq.
   Vice President, General Counsel & Secretary          Kirkland & Ellis
           McWhorter Technologies, Inc.              200 East Randolph Drive
              400 East Cottage Place                 Chicago, Illinois 60601
         Carpentersville, Illinois 60110                 (312) 861-2000
                 (847) 428-2657

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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EASTMAN CHEMICAL COMPANY               McWHORTER TECHNOLOGIES, INC.
Martha Lawson                          Louise Tonozzi-Fredrick
PHONE: (423) 229 6574                  PHONE: (847) 551 3205
EMAIL: mglawson@eastman.com
                 Eastman to acquire McWhorter Technologies, Inc.

KINGSPORT, Tenn. and Carpentersville, Ill. -May 4, 2000- Eastman Chemical Company (NYSE:EMN) and McWhorter Technologies, Inc. (NYSE:MWT) today announced that their boards of directors have approved a definitive merger agreement under which Eastman will acquire the shares of McWhorter for approximately $200 million cash. Including debt, the transaction is valued at approximately $355 million.

Under the terms of the agreement, a wholly owned subsidiary of Eastman will commence a tender offer to purchase all outstanding shares of McWhorter common stock for $19.70 per share in cash. McWhorter's board of directors has recommended that McWhorter stockholders tender their shares. Following completion of the tender offer, Eastman intends to consummate a cash merger to acquire any shares not previously tendered. McWhorter has approximately 10 million shares outstanding.

The transaction, which will be accounted for as a purchase, is expected to increase Eastman's presence in the coatings, adhesives and specialty polymers product lines to approximately US$1.4 billion in annual revenues.

"This transaction represents another significant step in Eastman's strategy of pursuing growth opportunities for our specialty businesses, which offer faster growth and payback on investments, provide lower cyclicality and capital intensity and allow us to capitalize on our strengths," said Earnest W. Deavenport, Jr., chairman and CEO.

Allan Rothwell, president of the Chemicals Group at Eastman, said that he and his team are eager to complete the transaction and begin integrating the McWhorter and Eastman businesses. "We have identified a number of synergies that give us confidence that this acquisition will meet our financial and business goals," Rothwell stated. "Our current projections and assumptions show this acquisition will be accretive on a cash basis immediately and should turn accretive on an earnings basis during 2001."

He noted that previous transactions, including the acquisition of Lawter International in June of 1999, enhance the synergies of the McWhorter acquisition.

                                     -More-


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Eastman to acquire McWhorter Technologies, Inc.
Page Two

Jeff Nodland, McWhorter CEO, also expressed support for the merger. "This is a good transaction that brings two complementary businesses together," he said. "McWhorter and Eastman have had a similar focus on selling products to the coatings industry. We expect that our customers will benefit from this combination as we enhance the capabilities of both organizations to develop better products and services for the industry," he said. "Since our corporate cultures are similar, I expect that we will have an efficient integration of our businesses," Nodland concluded.

The tender offer is conditioned, among other things, upon a minimum tender of
50.1 percent of the outstanding McWhorter shares on a fully diluted basis and receipt of regulatory approvals. Chase Securities Inc. acted as the financial advisor to Eastman in connection with this transaction. Lehman Brothers served as financial advisor to McWhorter.

McWhorter is a leading manufacturer of specialty resins and colorants used in the production of consumer and industrial coatings and reinforced fiberglass plastics. Sales revenue for fiscal year ended October 31, 1999 was $444 million and EBITDA before non-recurring items was $47.5 million. The company was formed in 1994 when it was spun off from The Valspar Corporation and merged with the former resin products division of Cargill. McWhorter employment at 14 global sites is about 1,100. Its headquarters is located in Carpentersville, Ill.

Headquartered in Kingsport, Tenn., Eastman manufactures and markets plastics, chemicals and fibers. The company employs 15,000 people in more than 30 countries and had 1999 sales of US$4.6 billion.

Additional information is available at http://www.eastman.com.

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                           FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements within the definition of the Securities Act of 1933 and the Securities Exchange Act of 1934. Although the companies believe that these statements are based on reasonable assumptions, they can give no assurance that their goals will be achieved. The words "estimates," "believes," "expects," "anticipates," "plans," and "intends," variations of such words, and similar expressions are intended to identify forward-looking statements that involve risk and uncertainty. These statements are necessarily based upon various assumptions involving judgments with respect to the future including, among others, the ability to achieve synergies and revenue enhancements; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the companies. Accordingly, while the companies believe that the assumptions are reasonable, there can be no assurance that they will approximate actual experience, or that the expectations will be realized. Other risk factors are detailed from time to time in the two companies' SEC reports.

                             Tender Offer Documents

At the time the tender offer is commenced, Eastman will file a tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) with the Securities and Exchange Commission (SEC), and McWhorter will file a solicitation/recommendation statement with the SEC. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer, when they become available, because they will contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of McWhorter at no expense to them. In addition, investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Eastman and McWhorter at the SEC's website at www.sec.gov.